Exhibit 99.27

PREMIER GOLD AND BRIDGEPORT VENTURES ANNOUNCE
NON-BINDING LETTER OF INTENT TO MERGE BRIDGEPORT VENTURES WITH
PREMIER ROYALTY CORPORATION

Toronto, Ontario - (MARKETWIRE- June 28, 2012) – PREMIER GOLD MINES LIMITED (PG:TSX) (“Premier Gold”) and BRIDGEPORT VENTURES INC. (BPV:TSX) (“Bridgeport”) are pleased to announce that they have entered into a non-binding letter of intent that sets forth the basic terms of the proposed acquisition (the “Transaction”) by Bridgeport of Premier Gold’s wholly-owned subsidiary, Premier Royalty Corporation (“Premier Royalty”).

Pursuant to the Transaction, Bridgeport will issue shares to Premier Gold in such amount as is equal to 60% of the issued and outstanding shares of Bridgeport (prior to giving effect to any convertible securities or instruments). Bridgeport will also issue warrants to its existing shareholders on the basis of 0.375 of a warrant for each common share of Bridgeport held by such shareholders. Each whole warrant (a “Bridgeport Warrant”) will be exercisable at a price of $0.50 for a period commencing on the date that is six months following the completion of the Transaction and ending on the date that is four years following completion of the Transaction, subject to early expiry upon the occurrence of certain events.

Premier Gold has previously provided a bridge loan facility to Premier Royalty in connection with the acquisition by Premier Royalty of certain royalties. In addition to stipulated cash payback provisions, Premier Gold will be granted a one-time right in its sole discretion to convert all or a portion of the bridge loan into units of Bridgeport, each such unit consisting of one common share of Bridgeport and 0.375 of a Bridgeport Warrant. In addition, convertible securities of Premier Royalty granted to certain vendors of royalty interests will convert into common shares or warrants of Bridgeport in connection with the Transaction.

Premier Gold shall have the right to rename Bridgeport and set its new management team upon completion of the Transaction. Bridgeport shall be entitled to two seats on the resulting Board of Directors.

Premier Royalty is arranging a non-brokered financing (the “Financing”) of between $7 million and $10 million of convertible debentures which will accrue interest at a rate of 8% per annum. If the Transaction is completed, the convertible debentures will convert into Bridgeport units. Each unit will consist of one common share of Bridgeport and 0.375 of a Bridgeport warrant, which warrants will have the same terms as the Bridgeport Warrants discussed above. The proceeds will be used for royalty acquisitions and working capital. It is anticipated that the Financing will be completed prior to the signing of the Definitive Agreement.

Bridgeport President and CEO, Shastri Ramnath said, “The acquisition of Premier Royalty by Bridgeport will expose Bridgeport shareholders to a well-managed corporation with a diversified portfolio of gold royalty assets, many of which are in production and operated by senior gold producers and will form the core of a business with excellent growth potential, particularly in the current economic climate.”

Abraham Drost, Chairman of Premier Royalty Corporation stated: "Premier Royalty's planned merger with Bridgeport forms our awaited go-public event as a TSX company. The move will provide additional cash resources for new royalty acquisitions and a strong shareholder base which will help advance the company's growth plans significantly."

The Transaction is subject to, among other things, the negotiation and execution of a definitive binding agreement (the “Definitive Agreement”), approval of the board of directors of each of Premier Gold and Bridgeport, approval of Bridgeport’s shareholders, regulatory approvals, completion of due diligence and the entering into of support and lock-up agreements by Bridgeport’s directors and officers. Premier Gold and Bridgeport have agreed to deal exclusively with each other until July 31, 2012. It is anticipated that the Definitive Agreement will be executed on or about July 11, 2012. Further details will be announced upon the entering into of the Definitive Agreement. CIBC World Markets Inc. is acting as financial advisor to Premier Gold and Premier Royalty in connection with the Transaction and PowerOne Capital Markets Limited is acting as financial advisor to Bridgeport in connection with the Transaction.

PREMIER GOLD ANNUAL GENERAL MEETING

Premier Gold cordially invites all shareholders to its Annual General Meeting of Shareholders, today at 4:00pm, at the Toronto Board of Trade. Following the formal meeting, a presentation will be given at 4:30pm by key management personnel, providing a comprehensive corporate exploration and development update. This presentation will highlight Premier Gold’s substantial recent successes and will provide guidance on Premier Gold’s future plans and initiatives. For those that are not able to attend in person, the presentation portion of the event will be webcast live from the homepage of Premier Gold’s website (www.premiergoldmines.com).

CHANGE OF ADDRESS OF PREMIER GOLD

Effective immediately, the new contact address for the main office of Premier Gold Mines Limited is 1100 Russell Street, Thunder Bay, Ontario, Canada, P7B 5N2.

About Premier Gold Mines Limited and Premier Royalty Corporation

Premier Royalty Corporation is a wholly-owned subsidiary of Premier Gold Mines Limited, one of North America's leading exploration and development companies with a high-quality pipeline of projects focused in proven, safe and accessible mining jurisdictions in Canada and the United States. Premier Gold's portfolio includes significant assets in world class gold mining districts such as Red Lake, Musselwhite and Geraldton in Ontario and the Carlin Trend in Nevada. Premier Gold believes that consolidating existing royalties owned by Premier Gold combined with acquisition of other high quality cash flowing royalty assets into Premier Royalty will form the basis of a transaction that is value accretive to Premier shareholders.

About Bridgeport Ventures Inc.

Bridgeport Ventures Inc. is a Canadian mineral exploration company with operations in the Americas. Its strong technical team with global experience has a solid record of discovery and a proven history of mining success. Additional information on Bridgeport can be found at www.bridgeportventures.net

FOR FURTHER INFORMATION PLEASE CONTACT:

Ewan Downie, President & CEO	Abraham Drost, P.Geo., Chairman
Premier Gold Mines Limited	Premier Royalty Corporation

Phone: 807-346-1390
Fax: 807-346-1381
e-mail: info@premiergoldmines.com

Web Site: www.premiergoldmines.com

Ms. Shastri Ramnath
President and CEO
Tel. (416) 603-4040
e-mail: info@bridgeportventures.net
Web Site: www.bridgeportventures.net

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain information that may constitute “forward-looking information” under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements about strategic plans, including the signing of the Definitive Agreement and acquisitions of high quality cash flowing royalty assets into Premier Royalty. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks identified in Premier Gold's annual information form under the heading “Risk Factors” and in Bridgeport’s management’s discussion and analysis. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier Gold and Bridgeport each disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.